UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Share Repurchase Program

On 2 February 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to $250 million of its Class A Ordinary shares (the “Share Repurchase Program”) by way of open market purchases. Thereafter, the Company has received an order dated February 8, 2022 by the court for cancellation of the Company’s share premium and the said order has been duly registered on February 9, 2022 with the Companies House in the United Kingdom for creation of distributable profits as required under the UK Companies Act, 2006 for the Company to undertake any share repurchases under the Share Repurchase Program. The Company has received all approvals for a share buy back and has engaged Credit Suisse as the broker for the Share Repurchase Program. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time. The form of the Share Repurchase Contract with Credit Suisse and the Rule 10b5-1 Repurchase Plan is attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Share Buyback Agreement among Credit Suisse and ReNew dated 25 February, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Samir Rai
		Name:	Samir Rai
		Title:	Company Secretary